October 30, 2013

VIA EDGAR

Securities and Exchange Commission
Washington, D.C., 20549
Attention: Mark Brunhofer

Re:                             Exact Sciences Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 2, 2013
File No. 001-35092

Ladies and Gentlemen:

On behalf of Exact Sciences Corporation (the “Company”), I hereby request a 10 business day extension for our response to the letter dated October 25, 2013 from the staff of the U.S. Securities and Exchange Commission regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed March 1, 2013 and Form 10-Q for the quarterly period ended June 30, 2013 filed August 2, 2013.

Should you have any questions with respect to this request, please call the undersigned at (608) 516-4825.

Very truly yours,

/s/ William Megan

William Megan

cc:           Kevin Conroy